Exhibit 99.1

For More Information, Press Only:

Stuart Hanson

(253) 677-5337

shanson@radiantdelivers.com

RADIANT LOGISTICS ANNOUNCES RESULTS FOR SECOND FISCAL QUARTER ENDED DECEMBER 31, 2011

Posts 32.8% Growth with Adjusted EBITDA of $2,221,000, Excluding Non-recurring Items

____________________________________________________________________________________

BELLEVUE, WA February 13, 2012 – Radiant Logistics, Inc. (AMEX: RLGT), a domestic and international logistics services company, today reported financial results for the three and six months ended December 31, 2011.

For the three months ended December 31, 2011, Radiant reported net income of $417,000 on $72.6 million of revenues, or $0.01 per basic and fully diluted share, including $188,000 in non-recurring transaction costs related to the Company’s acquisition of Isla International, Ltd.(“Isla”) and other transactions in process and $280,000 in non-recurring transition costs associated with the Company’s acquisition of DBA Distribution Services, Inc. (“DBA”) which are principally non-recurring personnel costs that are being eliminated from the acquired operations. For the three months ended December 31, 2010, Radiant reported net income of $716,000 on $44.5 million of revenues, or $0.02 per basic and fully diluted share.

For the six months ended December 31, 2011, Radiant reported net income of $1,073,000 on $144.4 million of revenues, or $0.03 per basic and fully diluted share, including $269,000 in non-recurring transaction costs related to the Company’s acquisition Isla and other transactions in process and $562,000 in non-recurring transition costs associated with the Company’s acquisition of DBA which are principally non-recurring personnel costs that are being eliminated from the acquired operations. For the six months ended December 31, 2010, Radiant reported net income of $1,499,000 on $90.9 million of revenues, or $0.05 per basic and fully diluted share, including a charge on litigation settlement of $150,000.

The Company reported adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) of $1,941,000 for the three months ended December 31, 2011, which includes $280,000 in non-recurring transition costs associated with the Company’s acquisition of DBA, compared to adjusted EBITDA of $1,672,000 for the three months ended December 31, 2010. Excluding the $280,000 in non-recurring transition costs, the Company would have reported $2,221,000 in adjusted EBITDA for the three months ended December 31, 2011, for an increase of $549,000.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), of $3,581,000 for the six months ended December 31, 2011, which includes $563,000 in non-recurring transition costs associated with the Company’s acquisition of DBA and $231,000 in other non-recurring legal costs, compared to adjusted EBITDA of $3,381,000 for the comparable prior year period. Excluding the $794,000 in non-recurring costs, the Company would have reported $4,375,000 in adjusted EBITDA for the six months ended December 31, 2011, for an increase of $994,000. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears later in this release.

The Company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired DBA and Isla as of July 1, 2010 which will be available in the Company’s Form 10-Q for the quarter ended December 31, 2011.

“We continue to make good progress in the integration of DBA and cost reduction initiatives related to that acquisition,” said Bohn Crain, Chairman and CEO. “In addition, we are also making good progress in the integration of our most recent transaction, Laredo, Texas-based Isla International which will serve as Radiant’s Mexico Gateway. For the quarter ended December 31, 2011, we posted record revenues of $72.6 million, an improvement of $28.1 million or 63.2% over the comparable prior year period. Net transportation revenues also increased 42.8% to $20.2 million as compared to $14.2 million for the comparable prior year period. As we look at our operating costs as a function of net revenues, we saw reductions in agent commission expense (from 69.5% to 63.0%) partially offset by increases in our personnel costs (from 11.0% to 15.2%). This general dynamic is as expected with the composition of our network now including significant company owned operations in Newark, Los Angeles and Laredo. We also experienced similar increases in our selling, general and administrative expenses during the quarter which were 12.0% of net revenues for the quarter, as compared to 8.0% of net revenues for the comparable prior year period. These higher costs were driven principally by the incremental facilities costs of our three new company owned locations in Newark, Los Angles and Laredo as well as by non-recurring legal expenses of approximately $188,000 which we incurred in connection with our acquisition of Isla and other transactions in progress.”

“For the quarter ended December 31, 2011, we also reported adjusted EBITDA of $1,941,000 for the three months ended December 31, 2011, which includes $280,000 in non-recurring transition costs associated with our acquisition of DBA, compared to adjusted EBITDA of $1,672,000 for the comparable prior year period, for an increase of $269,000. Excluding the $280,000 in non-recurring transition costs associated with our acquisition of DBA, we would have reported $2,221,000 in adjusted EBITDA for the three months ended December 31, 2011, for an increase of $549,000 and 32.8% over the comparable prior year period.”

Mr. Crain continued, “We are also pleased to have completed our recent up-listing to the NYSE Amex which we believe will, over time, provide us with increased exposure to institutional investors and investment funds, as well as more transparency for the market. The up-listing is an important milestone and natural progression in the evolution of our company as we continue to leverage our status as a public company to provide our partners with an opportunity to share in the value that they help create. We believe our long-standing business strategy will continue to deliver positive results and sustain our trend of double digit growth going forward and we look forward to announcing other key milestones to our expanding investment audience in the near future."

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation, unusual items and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business. A reconciliation of annual pro forma adjusted EBITDA amounts to net income, the most directly comparable GAAP measure is as follows:

(Amounts in 000’s)	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2011	2010	2011	2010

Net income	$417	$716	$1,073	$1,499

Net interest expense	206	36	294	72
Income tax expense	488	414	889	920
Depreciation and amortization	600	327	990	652

EBITDA	1,711	1,493	3,246	3,413
Share-based compensation and other non-cash charges	42	29	66	88
Transaction and severance costs	188		269
Loss on litigation settlement	—	150	—	150

Adjusted EBITDA (1)	$1,941	$1,672	$3,581	$3,381

(1)	Excluding $280,000 in non-recurring transition costs associated with the Company’s acquisition of DBA, the Company’s adjusted EBITDA for the three months ended December 31, 2011 would have been $2,221,000. Excluding $563,000 in non-recurring transition costs associated with the Company’s acquisition of DBA and $231,000 in non-recurring legal costs, the Company’s adjusted EBITDA for the six months ended December 31, 2011 would have been $4,375,000.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Monday, February 13, 2012 at 4:00 pm, ET that will include a discussion of the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 388384. The call will also be webcast and may be accessed via Radiant’s website at http://radiantdelivers.com or through InvestorCalendar.com.

About Radiant Logistics (AMEX : RLGT)

Radiant Logistics (www.radiantdelivers.com) is a non-asset based third-party transportation & logistics provider with complete global reach, as well as one of the largest and fastest growing networks in North America.  The company delivers world-class transportation, logistics and information solutions to its customers, as well as growth, liquidity, and ongoing support for its strategic operating partners.  Operating a network of over 100 company-owned and exclusive agent offices under the Radiant, Airgroup, Adcom Worldwide and Distribution By Air brands, the company services a diversified account base that includes manufacturers, distributors and government agencies, using a network of independent carriers and international agents positioned strategically around the world.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” or “believes” or the negative thereof or any variation thereon or similar terminology or expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ from our expectations, include but are not limited to, our ability to: use our Bellevue, Washington operations as a “platform” upon which we can build a profitable global transportation and supply chain management company; retain and build upon the relationships we have with our exclusive agency offices; continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of network operating locations; maintain and enhance the future operations of our company owned operating locations, continue growing our business and maintain historical or increased gross profit margins; locate suitable acquisition opportunities; secure the financing necessary to complete any acquisition opportunities we locate; assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations; assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular; as well as those risk factors disclosed in Item 1A of our Report on Form 10 K for the year ended June 30, 2011 other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

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RADIANT LOGISTICS, INC.

Consolidated Balance Sheets

	December 31, 2011	June 30, 2011
ASSETS
Current assets -
Cash and cash equivalents	$2,119,199	$434,185
Accounts receivable, net of allowance of $1,363,725 and $1,592,235 respectively	42,911,900	41,577,053
Current portion of employee loan receivable	31,211	21,401
Current portion of station and other receivables	78,485	141,372
Income tax deposit	377,761	—
Prepaid expenses and other current assets	3,279,817	1,761,273
Deferred tax asset	782,916	1,142,077
Total current assets	49,581,289	45,077,361

Furniture and equipment, net	1,643,194	1,428,063

Acquired intangibles, net	9,963,234	2,879,846
Goodwill	11,745,878	6,650,008
Employee loan receivable, net of current portion	88,775	64,494
Station and other receivables, net of current portion	97,955	116,965
Investment in real estate	40,000	40,000
Deposits and other assets	286,037	363,815
Total long term assets	22,221,879	10,115,128
Total assets	$73,446,362	$56,620,552

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Accounts payable and accrued transportation costs	$33,644,791	$27,872,185
Commissions payable	2,792,216	3,570,858
Other accrued costs	2,057,595	1,992,694
Income taxes payable	—	333,999
Current portion of notes payable to former shareholders of DBA	767,092	800,000
Current portion of amounts due to former shareholders of acquired operations	3,158,708	2,657,781
Current portion of contingent consideration	269,796	—
Other current liabilities	133,531	135,927
Total current liabilities	42,823,729	37,363,444

Notes payable and other long-term debt, net of current portion and debt discount	17,065,373	11,869,268
Contingent consideration, net of current portion	3,805,204	—
Deferred rent liability	643,936	631,630
Deferred tax liability	242,644	485,907
Other long-term liabilities	88,821	120,571
Total long term liabilities	21,845,978	13,107,376
Total liabilities	64,669,707	50,470,820

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized. Issued and outstanding: 32,310,913 and 31,676,438 shares at December 31, 2011 and June 30, 2011	18,685	18,051
Additional paid-in capital	12,609,024	11,060,701
Treasury stock, at cost, 4,919,239 shares at December 31, 2011 and June 30, 2011	(1,407,455)	(1,407,455)
Retained deficit	(2,542,798)	(3,615,322)
Total Radiant Logistics, Inc. stockholders’ equity	8,677,456	6,055,975
Non-controlling interest	99,199	93,757
Total stockholders’ equity	8,776,655	6,149,732
Total liabilities and stockholders’ equity	$73,446,362	$56,620,552

RADIANT LOGISTICS, INC.

Consolidated Statements of Income (Operations)

	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2011	2010	2011	2010

Revenue	$72,613,729	$44,496,820	$144,446,773	$90,857,877
Cost of transportation	52,365,148	30,314,763	102,959,272	62,557,124
Net revenues	20,248,581	14,182,057	41,487,501	28,300,753

Agent commissions	12,752,341	9,850,191	26,644,766	19,682,651
Personnel costs	3,078,281	1,561,268	5,972,019	3,118,428
Selling, general and administrative expenses	2,432,105	1,140,135	5,093,231	2,203,417
Transition costs associated with DBA acquisition	279,743	—	562,379	—
Depreciation and amortization	599,913	326,808	990,306	652,066
Total operating expenses	19,142,383	12,878,402	39,262,701	25,656,562

Income from operations	1,106,198	1,303,655	2,224,800	2,644,191

Other income (expense):
Interest income	5,064	5,630	9,998	11,439
Interest expense	(211,269)	(42,179)	(303,357)	(84,421
Gain (loss) on litigation settlement	—	(150,000)	—	(150,000
Other	47,231	63,407	119,960	89,693
Total other income (expense)	(158,974)	(123,142)	(173,399)	(133,289

Income before income tax expense	947,224	1,180,513	2,051,401	2,510,902

Income tax expense	(487,966)	(413,319)	(889,435)	(918,862

Net income	459,258	767,194	1,161,966	1,592,040

Less: Net income attributable to non-controlling interest	(41,761)	(50,929)	(89,442)	(92,832

Net income attributable to Radiant Logistics, Inc.	$417,497	$716,265	$1,072,524	$1,499,208

Net income per common share – basic	$0.01	$0.02	$0.03	$0.05
Net income per common share – diluted	$0.01	$0.02	$0.03	$0.05

Weighted average shares outstanding:
Basic shares	31,954,955	30,122,700	31,815,696	30,296,880
Diluted shares	34,874,343	31,212,861	34,742,154	30,968,361

RADIANT LOGISTICS, INC.

Reconciliation of EBITDA to Net Income and Net Cash Provided By Operating Activities

(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation, transaction and severance costs and other non-cash charges consistent with the financial covenants of our senior credit facility. We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges and other non-recurring charges. Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance. We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow provided by operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by operating activities:

	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2011	2010	2011	2010

Adjusted EBITDA	$1,940,768	$1,671,798	$3,579,792	$3,380,778
Transaction and severance costs	(188,022)	—	(268,759)	—
Stock-based compensation and other non-cash charges	(41,165)	(28,857)	(65,409)	(87,660
Refund of Business & Occupancy tax (including interest)	—	—	—	—
Loss on litigation settlement	—	(150,000)	—	(150,000

EBITDA	1,711,581	1,492,941	3,245,624	3,143,118

Depreciation and amortization	(599,913)	(326,808)	(990,306)	(652,066
Interest expense, net	(206,205)	(36,549)	(293,359)	(72,982
Income tax expense	(487,966)	(413,319)	(889,435)	(918,862
Net income	417,497	716,265	1,072,524	1,499,208

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Non-cash compensation expense (stock options)	41,165	25,832	65,409	80,771
Amortization of intangibles	473,833	248,192	764,588	493,575
Deferred income tax expense	267,642	119,432	115,898	993
Depreciation and leasehold amortization	126,080	78,616	225,718	158,491
Loss on litigation settlement	—	150,000	—	150,000
Change in non-controlling interest of subsidiaries	41,761	50,929	89,442	92,832
Amortization of loan fees and original issue discount	19,361	—	19,361	—
Loss on disposal of fixed assets	—	11,931	—	11,931
Recovery of doubtful accounts	(379,096)	(125,860)	(228,510)	(152,143
CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	38,471	112,949	(1,106,337)	(2,188,908
Employee loan receivables	13,535	4,073	(34,091)	3,573
Income tax deposit	132,822	—	(377,761)	—
Station and other receivables	7,714	21,688	81,897	99,576
Prepaid expenses, deposits and other assets	(70,623)	(679,054)	(1,440,766)	(699,719
Accounts payable & accrued transportation costs	3,150,476	1,072,032	5,772,606	2,018,439
Commissions payable	(818,403)	(715,507)	(778,642)	(153,997
Other accrued costs	169,111	23,461	64,901	145,942
Deferred rent liability	13,468	—	12,306	—
Other long term liabilities	(19,229)	48,059	(34,146)	96,119
Income taxes payable	—	(95,680)	(333,999)	136,101
Total adjustments	3,208,088	351,093	2,877,874	293,576

Net cash provided by operating activities	$3,625,585	$1,067,358	$3,950,398	$1,792,784